UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MENTOR CORPORATION
(Name of Subject Company (Issuer))

MAPLE MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

587188103
(CUSIP Number of Class of Securities)

Allen Y. Kim, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$1,256,184,542		$49,368.06

(1) Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 40,522,082 shares of Mentor Corporation common stock (representing the shares of common stock outstanding, in-the-money options, shares of common stock issuable upon the exercise of outstanding performance stock unit awards and shares of common stock issuable upon conversion of Mentor Corporation’s outstanding 2.75% Convertible Subordinated Notes, due 2024, in each case outstanding as of November 28, 2008 and the shares of common stock subject to outstanding rights under the employee stock purchase plan of Mentor Corporation as of December 1, 2008), by $31.00 per share (which is the offer price).

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by ..0000393.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $49,368.06	Filing Party: Johnson & Johnson and Maple Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: December 12, 2008

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Maple Merger Sub, Inc., a Minnesota corporation (the “Purchaser”) and wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 12, 2008, as amended (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Mentor Corporation, a Minnesota corporation (“Seller”), at a purchase price of $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On January 6, 2009, as agreed between Parent, the Purchaser and Seller, the Purchaser extended the Offer until 5:00 p.m., New York City time, on January 16, 2009, unless further extended.  The waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), has expired.  Accordingly, the condition to the Offer relating to the termination or expiration of the HSR Act waiting period has been satisfied.  Other regulatory clearances required for the closing of the Offer remain pending.  Parent anticipates receipt of those clearances on or prior to January 15, 2009 and, accordingly, has caused the Purchaser to extend the Offer to reflect this timetable.  The full text of the press release issued by Parent on January 6, 2009 announcing the extension of the Offer and the expiration of the HSR Act waiting period is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

In addition, on January 2, 2009, the Booth Family Trust, alleging itself to be a shareholder of Seller, filed a purported shareholder class action complaint in the United States District Court for the Central District of California, captioned The Booth Family Trust v. Whitters et al., Case No. CV09-00010, in connection with the Offer and the Merger.  The complaint names as defendants Seller, the members of the Seller Board and certain Seller officers and alleges that the defendants breached and/or aided and abetted the breach of their fiduciary duties to Seller in connection with the sale of Seller.  The suit seeks various equitable relief related to the Offer and the Merger and the process by which offers or potential offers are evaluated and also seeks the costs and disbursements of the action, including reasonable attorneys’ fees and experts’ fees.  On January 2, 2009, the court in Hardy v. Mentor Corporation et al., Case No. 27-CV-08-30823 in the District Court for the Fourth Judicial District of the State of Minnesota, granted defendants’ motion to stay the case in light of In re Mentor Corporation Shareholder Litigation, Lead Case No. 1304357, pending in Santa Barbara County Superior Court.  Further, on January 6, 2009, the court in In re Mentor Corporation Shareholder Litigation, Lead Case No. 1304357, ordered Police and Fire Retirement System of the City of Detroit v. Mentor Corporation et al., Case No. 1304489, consolidated as part of In re Mentor Corporation Shareholder Litigation, Lead Case No. 1304357.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(E) Press Release issued by Johnson & Johnson on January 6, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAPLE MERGER SUB, INC.

By	/s/ Susan E. Morano
Name: Susan E. Morano
Title: Chief Executive Officer
Date: January 6, 2009

JOHNSON & JOHNSON

By	/s/ John A. Papa
Name: John A. Papa
Title: Treasurer
Date: January 6, 2009

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